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                           June 27, 2024

       Dan Novaes
       Chief Executive Officer
       Mode Mobile, Inc.
       One East Erie Street, Suite 525
       Chicago, IL 60611

                                                        Re: Mode Mobile, Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed June 11, 2024
                                                            File No. 024-12419

       Dear Dan Novaes:

                                                        We have reviewed your
amended offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Offering Statement on Form 1-A

       Our Business, page 17

   1. We note your disclosure that "The buildout and launch of the $CRNC Network will be carried out by a
foundation established by CGL," and that "the Company will completely divest its interest and
involvement in the $CRNC Network." To the extent known, please revise to clarify
whether the foundation will be a related party, the nature of the relationship, and
whether management of Mode Mobile or CGL will be involved in the operations of the
foundation.
       Exhibits

   2. Your legal opinion filed as Exhibit 5 refers to up to 150 million Class AAA common stock shares being
offered by your selling stockholders, but your Offering
                                                        Circular discloses that
only 30 million Class AAA common stock shares are being offered by your selling
stockholders. Please clarify or provide a revised legal opinion.
 Dan Novaes
Mode Mobile, Inc.
June 27, 2024
Page 2

       Please contact Edwin Kim at 202-551-3297 or Matthew Derby at 202-551-3334 with any other questions.



                                                       Sincerely,
FirstName LastNameDan Novaes
                                                       Division of Corporation
Finance
Comapany NameMode Mobile, Inc.
                                                       Office of Technology
June 27, 2024 Page 2
cc:       Andrew Stephenson
FirstName LastName